UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

PSP INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

69364B 20 9

(CUSIP Number)

John (Jong Moon) Choi, President

GreenTek (Hong Kong) Limited

c/o Public Equity Group

9900 Corporate Campus Drive, Suite 3000

Louisville, Kentucky  40223

502-657-6005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2011

(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.

Martin & Pritchett, P.A.

8015 W. Kenton Circle, Suite 150

Huntersville, North Carolina  28078

Tel:  (704) 584-0268

Fax:  (704) 895-1528

CUSIP No. 69364B 20 9

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John (Jong Moon) Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
	7	SOLE VOTING POWER 898,170
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 898,170
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,170 (Indirect Ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 69364B 20 9

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GreenTek (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
	7	SOLE VOTING POWER 898,170
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 898,170
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,170 (Direct Ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 69364B 20 9

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of PSP Industries, Inc., a Utah corporation (the “Issuer” or “PSPN”). At present, there are 1,715,004 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Persons are John (Jong Moon) Choi, a citizen and resident of Korea (hereinafter, “Choi”), who is a President and sole shareholder of GreenTek (Hong Kong) Limited, a company organized and existing under the laws of Hong Kong SAR, People’s Republic of China (“GreenTek”), and GreenTek. The Reporting Persons are the beneficial owners of 898,170 shares of Common Stock by virtue of Choi’s ownership of 100% of the share capital of GreenTek and GreenTek’s record ownership of 898,170 shares of Common Stock.

The Issuer’s principal executive offices are located at 2206 North 640 West, West Bountiful, Utah  84087.

Item 2.  Identity and Background.

a.	The names of the Reporting Persons are Choi and GreenTek.

b.

The business address of Choi is Unit 2209, 22F., Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong.  The registered office of GreenTek is also Unit 2209, 22F., Wu Chung House, 213 Queen’s Road East, Wanchai,  Hong Kong.

c.

Choi’s principal business is acting as the President of GreenTek,  GreenTek’s principal business is to hold 898,170 shares of Common Stock of the Issuer and its principal business address is Unit 2209, 22F., Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong.

d.	During the past five years, neither Choi nor GreenTek has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the past five years, neither Choi nor GreenTek has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	GreenTek is a company organized and existing under the laws of Hong Kong SAR, People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 24, 2011, the Seller’s Representative, who represents each of the persons listed on Exhibit A to the Common Stock Purchase Agreement, dated March 24, 2011 (the “Stock Purchase Agreement”) (collectively, the “Sellers”) entered into the Stock Purchase Agreement with GreenTek pursuant to which GreenTek agreed to purchase 898,170 shares of Common Stock, representing 52.3% of the outstanding shares of PSPN, for a purchase price of $345,000.00.  The transactions contemplated by the Stock Purchase Agreement were closed and completed on April 21, 2011 (the “Closing Date”).  The source and amount of funds or other consideration used by GreenTek to pay the purchase price came from the personal funds of Choi.

As previously stated herein, the Reporting Persons are considered to be the beneficial owners, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the 898,170 shares of Common Stock..

Item 4.  Purpose of Transaction.

The purpose of the transaction was to consummate a change in control and composition of the Board of Directors of the Issuer.  GreenTek or its affiliates intend to acquire one or more businesses located in Korea and consummate a reverse merger with PSPN, pursuant to which PSPN will acquire the businesses and GreenTek or its affiliates will increase their ownership of the Common Stock above the current 52.3% ownership level.  After consummation of the reverse merger, PSPN intends to engage in an equity line of credit financing with an investor that it has been negotiating with and with whom it has a signed terms sheet.

CUSIP No. 69364B 20 9

In addition, pursuant to the terms and conditions of the Stock Purchase Agreement:

•

The three individuals who were directors and officers of PSPN agreed to resign at the closing or at the end of the ten day period of time mandated by Rule 14f-1 under the Exchange Act, resulting in a change in the majority of the Board of Directors and a change in control.

•

Kristyne Barlow resigned from her position as President and a director on April 20, 2011.  Myron O. Barlow resigned from his position as Vice President and a director on April 20, 2011.  Min-Chul Shin was elected to the Board of Directors and appointed to the offices of CEO and President on April 22, 2011.  Eslie Barlow will resign from his position as Secretary/Treasurer and a director at the expiration of the ten day notice and waiting period mandated under Rule 14f-1. The appointment of Ms. Young-Kyung Lee as a director and CFO will be effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act,

•	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

•

As of the Closing, the parties consummated the remainder of the transactions contemplated by the Stock Purchase Agreement, including the payment of the $345,000 consideration for the 898,170 shares of Common Stock.

As of the date of the Stock Purchase Agreement there were no material relationships between the Issuer or any of its affiliates and the Sellers, or GreenTek, other than in respect of the Stock Purchase Agreement.

The foregoing summary of selected provisions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is included as an exhibit to GreenTek’s Form 8-K dated on or about May 5, 2011, which will be filed with the U.S. Securities and Exchange Commission.

Other than as heretofore described, neither Choi nor GreenTek has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.  Interest in Securities of the Issuer .

a.

After the purchase of 898,170 shares of Common Stock by GreenTek pursuant to the Stock Purchase Agreement, the Issuer had 1,715,004 shares of Common Stock issued and outstanding.  As of the closing of the Stock Purchase Agreement, Choi and GreenTek beneficially owned 898,170 shares of Common Stock.  Choi and GreenTek disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.

The following table indicates the number of shares as to which Choi has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  GreenTek takes the position that GreenTek, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock. Accordingly, it is not listed in the following table.

CUSIP No. 69364B 20 9

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Choi	898,170	52.3%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Choi	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Choi	898,170	52.3%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Choi	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer .

Choi and GreenTek represent that no contracts, arrangements, understandings or relationships exist among Choi and GreenTek and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 69364B 20 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John (Jong Moon) Choi

By: /s/ John (Jong Moon) Choi

Name: John (Jong Moon) Choi

Date:   April 27, 2011

CUSIP No. 69364B 20 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GREENTEK (HONG KONG) LIMITED

By /s/ John (Jong Moon) Choi

Name: John (Jong Moon) Choi

Title:   President

Date:   April 27, 2011